September 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Sarmento, Esq.

Re: FreeSeas Inc.

Registration Statement on Form F-1 (File No. 333-190882)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FreeSeas Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form F-1 (File No. 333-190882) together with all exhibits and amendments thereto, which was filed on August 29, 2013 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because current market conditions make proceeding with this offering unattractive. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at am@freeseas.gr with a copy to James M. Turner of Sichenzia Ross Friedman Ference LLP, via email at jturner@srff.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact James M. Turner at (212) 930-9700.

FREESEAS INC.

By: /s/ ALEXANDROS MYLONAS
Name: Alexandros Mylonas
Title: Chief Financial Officer

FreeSeas Inc.

10 Eleftheriou Venizelou str., 106 71 Athens, Greece ● Tel.: +30 210 45.28.770, +30 216.500.0000, fax: +30 210 42.91.010 ● info@freeseas.gr ● www.freeseas.gr